UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD. (Translation of registrant's name into English)
Gilboa Street, Airport City Ben Gurion Airport 70100, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SodaStream International Ltd., hereby announces that at the Shareholders Special General Meeting, held on February 7, 2011, the shareholders approved all the proposals brought before the meeting and accordingly: (i) Ms. Lauri A. Hanover was appointed to the Board of Directors of the Company, to serve as an External Director, for a three-year term until February 7, 2014; and (ii) Mr. Eytan Glazer was appointed to the Board of Directors of the Company, to serve as an External Director, for a three-year term until February 7, 2014.

13,782,825 shares, representing approximately 75% of the shares outstanding as of the record date, were voted at the meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: February 8, 2011	By:	/s/ Eyal Shohat
	Name:	Eyal Shohat
	Title:	General Counsel and Corporate Secretary